

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

RECEIVED
2004 APR 30 A 8:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE
Exemption # 82-5037

April 13, 2004



04024693

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a release dated April 23, 2004. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

For: Colleen Vancha, Vice-President
Investor Relations and Communications

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment


POOL
Saskatchewan Wheat Pool

For Immediate Release
Date: April 23, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

HAUKENESS ELECTED TO POOL BOARD

Leonard Haukeness of Estevan was elected to Saskatchewan Wheat Pool's Board of Directors today.

Haukeness holds a Bachelor of Agricultural Engineering from the University of Saskatchewan and has worked at Federated Co-operative Ltd. and the Estevan Co-op. A grain farmer, he has served as a Pool delegate since 2001.

"I am pleased to welcome Leonard to our Board of Directors," said Terry Baker, President and Chairman of the Board. "His knowledge and experience will serve the Pool well. He has always demonstrated a keen interest in the company and in agricultural issues in general and I am confident he will bring that same conviction and thoughtfulness to his position on the Board."

Haukeness replaces Tom Cameron, who resigned for personal reasons.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool